UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 3)
                    Under the Securities Exchange Act of 1934


                        MACE SECURITY INTERNATIONAL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    554335109
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                                 (CUSIP Number)

                              Louis D. Paolino, Jr.
                      c/o Mace Security International, Inc.
                         1000 Crawford Place, Suite 400
                          Mt. Laurel, New Jersey 08054
                                  856-778-2300
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)
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                                December 21, 2004
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             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Louis D. Paolino, Jr.
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [  ]
                                                                  (b) [  ]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS*
         N/A
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) [   ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION United States
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               NUMBER OF           7.   SOLE VOTING POWER
                SHARES                  1,701,640 (1)
             BENEFICIALLY          ---------------------------------------------
               OWNED BY            8.   SHARED VOTING POWER
                 EACH                   0
               REPORTING           ---------------------------------------------
                PERSON             9.   SOLE DISPOSITIVE POWER
                 WITH                   1,701,640 (1)
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON
                  1,701,640(1)
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12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [  ]

CUSIP No. 554335109                13D                     Page 2 of 6
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.14%
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14.      TYPE OF REPORTING PERSON*
                  IN
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(1) Includes 899,682 shares underlying options that are currently exercisable. The decrease in the number of shares reported herein from the number of shares reported in Amendment No. 2 to Schedule 13D reflects the sale by Argyll Equities, LLC (first disclosed to the Reporting Person on December 21,
2004) of 1,190,000 of the Reporting Person's shares that were pledged as collateral under a collateralized loan agreement between the Reporting Person and Argyll Equities, LLC, as described in Item 6 of this Schedule 13D/A. In his litigation against Argyll, as discussed in Item 6, Mr. Paolino is seeking all possible relief in law and equity. One possible remedy the Court may impose is restoring the loan and returning all 1,190,000 of Mr. Paolino's shares as the original collateral.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 554335109                13D                     Page 3 of 6

     This Amendment No. 3 to Statement on Schedule 13D, dated May 28, 1999, (the "Original Statement"), filed by Mr. Louis Paolino, Jr. ("Mr. Paolino" or the "Reporting Person"), as amended on July 15, 1999 ("Amendment No. 1") and December 10, 2004 ("Amendment No. 2), is hereby amended by this Amendment No. 3, filed on December 23, 2004 ("Amendment No. 3") to reflect changes in the information previously filed relating to the outstanding shares of common stock, $0.01 par value (the "Shares"), of Mace Security International, Inc., a Delaware corporation ("Mace" or the "Company"), which has its principal executive offices at 1000 Crawford Place, Suite 400 Mt. Laurel, New Jersey 080544. This Amendment No. 3 is being filed by the Reporting Person only. Red Mountain Holdings, Ltd., and Robert M. Kramer, which were previously reporting persons under the prior filings of this Schedule 13D, are no longer filing jointly with the Reporting Person.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

(a) The Reporting Person beneficially owns 1,701,640 shares of the Company's common stock, or 11.14% of the outstanding shares of Company common stock (based upon 15,268,632 shares outstanding as of December 22, 2004). Of the 1,701,640 shares beneficially owned by the Reporting Person, 899,682 shares are subject to options that are currently exercisable.

(b) The Reporting Person has sole voting and dispositive power over the Shares.

(c) The information contained in Item 6 hereof relating to Mr. Paolino's collateralized loan agreement with Argyll Equities, LLC and the 1,190,000 shares that were pledged thereunder is incorporated by reference herein.

(d) Not applicable.

(e) Not applicable.
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CUSIP No. 554335109                13D                     Page 4 of 6


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following language:

     On December 16, 2004, Louis D. Paolino filed a Verified Original Petition, Application for a Restraining Order, and Request for Disclosure in the District Court in the 216th Judicial District for Kendall County, Texas against Argyll Equities, LLC ("Argyll"). Pursuant to this lawsuit, on that same date, Judge William Palmer entered a Temporary Restraining Order against Argyll. This Order enjoined Argyll from the sale of Mace common stock pledged by Mr. Paolino as collateral pursuant to the Loan Agreement between Argyll and Mr. Paolino. The Order further required that Argyll place the pledged shares in the Court's registry until further order by the Court. In the event that Argyll sold the pledged shares before the Court entered the Order, then the Order requires Argyll to provide an accounting of the pledged shares' disposition. Finally, the Order requires that Argyll furnish information to Mr. Paolino within five days of the receipt of the Order including, inter alia, all information necessary for complete disclosures about Argyll under section 13 of the Securities Exchange Act of 1934 and the rules, regulations, and schedules promulgated thereunder. Finally, the Order set a hearing date of December 29, 2004 on Mr. Paolino's Application for a Temporary Injunction.

     On December 21, 2004, Argyll, through its litigation counsel, first disclosed to Mr. Paolino's counsel that Argyll sold all of the pledged shares. On December 22, 2004, Argyll, through its litigation counsel, disclosed to Mr. Paolino's counsel that Argyll sold the pledged shares in several "traunches," thereby rendering the portion of the Order enjoining the sale of the pledged shares moot. On December 21, 2004, counsel to Mr. Paolino delivered a letter to Argyll's counsel requesting additional information relating to Argyll's sales of the pledged shares, including the date or dates on which the pledged shares were sold or otherwise disposed of, including by way of hedging transactions or other derivative security trades; the price or prices at which the shares were sold and the total amount of funds or other benefits received for any sale, pledge or other transfer or disposition of the Shares by Argyll; the name and business address of all beneficial owners, officers and directors of, and persons with a discretionary authority to execute trades on behalf of, Argyll from April 15, 2004 to present; and the complete criminal history of Argyll or any of its principals or officers, if any, including the date, nature of conviction, name and location of the court and penalty imposed or other disposition of the case. As of the date hereof, Mr. Paolino has not received any of the requested information about such sales by Argyll or the requested information about Argyll.

     In his litigation against Argyll, Mr. Paolino is seeking all possible relief in law and equity. One possible remedy the Court may impose is restoring the loan and returning all 1,190,000 of Mr. Paolino's shares as the original collateral.

CUSIP No. 554335109                13D                     Page 5 of 6




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 2004                         /s/ Louis D. Paolino, Jr.
                                                 -------------------------------
                                                 Louis D. Paolino, Jr.